

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2019

Jonathan Gottsegen
Executive Vice President
BrightView Holdings, Inc.
980 Jolly Road
Blue Bell, Pennsylvania 19422

> **Re: BrightView Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 8, 2019**
> **File No. 333-232582**

Dear Mr. Gottsegen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Clark at 202-551-3624 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure